3-1-02

201739

02014703

RECEIVED MAR 06 2002 PROCESSING SECTION WASH, D.C. 365

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL P

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X___ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X___

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Financial Statements and Director's Report for the 12 Month Period Ended December 31, 2001 filed with the Tel-Aviv Stock Exchange	March 4, 2002

2

Item 1

NY #283510 v31

3

PERIODIC REPORT FOR 2001 TO ISRAEL SECURITIES AUTHORITY (ISA)

Company Name	Electrochemical Industries (1952) Ltd.
Company number at Registrar of Companies	: 52-001942-3
Company number at Securities Authorities	: 750
Address	: Southern Industrial Zone Acco P.O.Box. 2357, Acco 24122
Telephone no.	: 972-4-9851585
Facsimile no.	: 972-4-9815797
Balance sheet date	: December 31, 2001.
Date of Report	: March 4, 2002
Period of Report	: January 1, 2001 to December 31, 2001.

Regulation 9 :

Financial statements

The financial statements, including the auditors' report are attached hereto.

Regulation 10 :

The Directors Report on the state of the Corporation is attached to the financial statements.

Regulation 10a :

A table of the condensed financial statements for each of the quarters:

Following are the condensed consolidated financial statements per quarter on the year 2001:

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	For the year ended December 31, 2001	2000
			NIS thousands (1)			
Sales	140,089	105,640	101,559	98,609	445,897	673,047
Cost of sales	136,874	93,085	103,847	92,311	426,117	581,247
Gross profit	3,215	12,555	(2,288)	6,298	19,780	91,800
Selling , general and administrative expenses	20,371	15,902	17,470	15,271	69,014	78,689
Operating loss (income) before other revenues (expenses) and financing expenses, net	(17,156)	(3,347)	(19,758)	(8,973)	(49,234)	13,111
Other revenues (expense), net	(3,109)	17,615	(2,503)	(1,864)	10,139	(8,638)
Financing expenses, net	(6,067)	(7,732)	(9,221)	(5,825)	(28,854)	(34,772)
Income (loss) before income taxes	(26,341)	6,536	(31,482)	(16,662)	(67,949)	(30,299)
Income taxes - (tax benefit)	(8,143)	6,564	(5,472)	(4,169)	(14,220)	(7,626)
Income (loss) before minority's share in income of consolidated subsidiary	(18,198)	2,972	(26,010)	(12,493)	(53,729)	(22,673)
Minority's share in income of consolidated subsidiary	(274)	(84)	(18)	84	(292)	(799)
Company's share in income (losses) of affiliated company	(9)	0	0	0	(9)	(31)
Net income (loss)	**(18,481)**	**2,888**	**(26,028)**	**(12,409)**	**(54,030)**	**(23,503)**
Basic net earnings (loss) per- NIS 1 par value per shares	(NIS 0.44)	(NIS 0.07)	(NIS 0.62)	(NIS 0.29)	(NIS 1.28)	(NIS 0.56)

(1) The data is in adjusted shekels, which are a result of the data in US dollar terms multiplied by the representative rate of exchange on December 31, 2001 - NIS 4.416

Regulation - 10c :

None.

Regulation 11 :

List of investments in subsidiaries and other related companies on the balance sheet date.

Company name	% holdings	Type of share [1]	Number of shares	Total par value	Adjusted cost in NIS '000	Adjusted equity value in NIS '000	Loan balance in NIS '000
EIF Trading (1971) Ltd.	100	Ordinary	4,002	4,002		23,466	51,398
Palkar Ltd.	50	Ordinary	2,000	NIS 1		15,712	
MT-2000 Ltd. (UK)	100	Ordinary	100	£ 100	2,152	2,305	
Pipe U.K. Ltd. (UK)	100	Ordinary	1,000	£ 1,000	8		
	100	Redeemable	3,683,528	£ 3,683,528	25,893	16,255	
Epiplast SRL (Italy)	100	Ordinary	200,000,000	200,000,000 LIT	13	2,009	
EIT Ltd. (Turkey)	76	Ordinary	9,875,000	9,875,000 Thousands of Turkish pounds	222	(362)	

(1) There are no shares listed for trading on the stock exchange.
(2) The holdings in this company were sold on June 3, 2001.

Electrochemical Industries (1952) Ltd. holds, directly or indirectly, the following subsidiaries:

	% holding	
B.O.D Bear Olefins Development Ltd.	100	
EIL Plastic Industries Ltd.	100	
T.P.A. Trustees Ltd.	100	
TPY Chemical Marketing Company Ltd.	100	
Palmar Ltd. (UK) [1]	49	Ordinary
	26	Management
Durham (Durham Real estate) Ltd. (BVI) [1]	51	Ordinary
	74	Management
Nare Ltd. (BVI)	100	
Plastep Ltd. (Jersey, Channel Islands)	100	
Epiplast GMBH (Germany) [2]	100	
Firgun S.A (Switzerland)	100	
Plastic Equipment Ltd. (UK) [3]	100	
Palkar Inc. (US)	50	

(1) The holdings in this company were sold on June 3, 2001.
(2) In December 2001 the Company was deleted from the Company's Registrar in Germany.
(3) On September 30, 2000 the Company ceased business operations.

In addition to the above, the Company holds, directly or indirectly, the following dormant companies:

	% holding
Electrochemical Plastics Industry Ltd.	100
PV Agri Ltd. (inactive since August 1, 1994)	100
TPY Israel Polymers Industries Ltd.	100
EIF Import and Export Trading	100
EIL Plastic Inc (US)	100
EIL Plastic Industries (UK) Ltd.	100

Regulation 12 :

Changes in investments in subsidiaries and affiliated companies during the report period:

Date of Change	Nature of Change	Name of Company	Value of Change	NIS '000 adjusted to the representative rate of the US $ on December 31, 2001
June 30, 2001	Sale of 51% of the ordinary share capital, and 74% of the Management shares	Durham Plastic Ltd.	US$ (2,181,000)	(9,631)
June 30, 2001	Sale of 49% of the share capital	Palmar Ltd.	US$ (88,000)	(389)
June 30, 2001	Sale of 51% of the share capital, and 74% of the Management shares	Durham (Real Estate) Ltd.	US$ (8,000)	(35)
December 31, 2001	Investments in redeemable shares	Pipe U.K. Ltd. England	£ 400,000	2,560

Regulation 13:

Revenues of subsidiaries and related companies and the Corporation's revenues from them on the balance sheet date.

Company Name	Income (loss) before tax	Income (loss) after tax	Dividends	Management Fees	Interest
	NIS thousand				
B.O.D. Bear Olefins Development Ltd.	(13)	(13)	-	62	175
Plastep Ltd.	16	16	-	-	-
Epiplast GMBH	71	71	-	-	-
Firgun S.A.	32	32	-	-	-
Epiplast SRL	17	(167)	-	-	-
EIT Ltd. (76% Company's share)	(473)	(473)	-	-	-
TPY the Chemical Marketing Company Ltd.	(119)	(119)	-	80	-
Durham Plastic Ltd. (51% Company's share until March 31, 2001)	525	424	693	-	-
Palmar Ltd. (49% Company's share until March 31, 2001)	(9)	(9)	-	-	-
Pipe U.K. Ltd.	(2,720)	(1,895)	-	-	-
NARE Ltd.	9	9			
DRE Ltd. (51% Company's share until March 31, 2001)	9	9	-	-	-
MT-2000 Ltd.	(2,733)	(1,912)	-	-	-
Palkar Ltd. (50% Company's share)	(4,557)	(3,537)	-	-	-
EIL Plastic Industries Ltd.	(1,612)	(1,612)	-	-	1,210
EIF Trading (1971) Ltd.	16,030	9,406	-	530	-
	4,473	230	0	672	1,385

Regulation - 20 :

Trade on the stock exchange

1. During the period of report trading was discontinued (shares, debentures 3,4,5) as follows:

On March 29, 2001 –	Publication of financial statements- for the year 2000
On May 31, 2001 –	Publication of financial statement - First quarter 2001.
On July 31, 2001-	Publication of financial statements - Half year 2001.
On December 2, 2001-	Publication of financial statements - Third quarter 2001.

Regulation 21 :

Payments to senior officers

Description of position	**Adjusted NIS thousand**
Managing Director & CEO	1,320
VP Business Development Downstream Products	966*
VP Finance and Responsible for Human Resources	678
VP R&D, Technology and Environment	665**
Plant Manager	364

* Including retirement grant. Resigned from the Company.

** Including retirement grant. Resigned from the Company.

Regulation 22 :

Wages and benefits received by interested parties:

	In NIS thousand adjusted to representative rate of US dollar on December 31, 2001
Wages and related expenses to interested parties	* 1,669

* Including salary of M.D. & CEO - detailed in Regulation 21 above.

Regulation 24 :

(a) Shares and convertible securities held by interested parties

Interested party and no. (I.D. company no.)	Name and no. of security	Par value held on Feb. 7, 02	Rate of holding in share capital, voting rights and power to appoint directors	Rate of holdings fully diluted
ICC Handels A.G. [1] (777000046)	Ordinary Share (0750034)	21,757,310	51.6%	
	Options[5]	3,000,000		
ICC Industries INC. [2] (777000056)	Ordinary Share (0750034)	1,494,587	3.5%	54.48% (For total ICC Group)
B.O.D. Bear Olefins Development Ltd. [3] (51-130971-8)	Debentures (series 3) (7509953)	72,541		
	Debentures (series 4) (7509938)	99,672		
	Debentures (series 5) (7500010)	489,884		
Bank Leumi Le'Israel BM (the Group) (52-001807-8)	Ordinary shares (0750034)	9,525,305	22.6%	
John J. Oram [4] (888000064)	Ordinary Share (0750034)	81,325	0.19%	
Amir Endvelt [4] (056124894)	Options[6]	85,925		

(b) None

(1)&(2) – ICC Handels AG (Registered in Switzerland) is the parent company of EIL and a sub-subsidiary of ICC Industries Inc. registered in USA and wholly owned by Dr. J.J. Farber (an American citizen).

(3) A wholly owned subsidiary of EIL.

(4) Interested party by being a director

(5) On April 17, 2000 the Company published an immediate report regarding the allotment of 3,000,000 options to ICC Handels AG, which can be exercised for a period of 2 years to 3,000,000 shares of the Company in consideration for an exercise price per share of 95% of the average price of the share for the 90 last trading days on the Tel Aviv stock Exchange, and not less than NIS 5.7 per share. After receiving all the approvals required by Law including the approval of the General Meeting of Shareholder, the allotment of options to ICC was effected on May 29, 2000.

(6) In February 2001, Mr. Endvelt was granted options to purchase up to 47,425 ordinary shares and in May 2001 he was granted additional options to purchase up to 38,500 ordinary shares (total 85,925 shares).

Regulation 26 :

Board of Directors on the report date

1. Name: **Dr. John J. Farber**
   Passport No: 110640522 (American number)
   Year of Birth: 1925
   Address: 460 Park Avenue, New York, N.Y., 10022, USA
   Citizen: USA

- Is not a member of a committee of the Board of Directors.
- Is not a member representing the public.
- Chairman of the Board of the Corporation, Chairman of ICC Industries Inc., the Parent Company of the Corporation. A Director in subsidiaries of the parent company of the Corporation.
- Started serving as a director in 1974.
- Education and occupation during the last 5 years: Doctor of. Chemistry, Chairman of the Corporation, Chairman of ICC Industries Inc.
- His wife, Mrs. Maya Farber, serves as a Director in the Corporation.

2. Name: **Amir Endvelt**
   I.D. No.: 05612489-4
   Date of birth: 1959
   Address: 41, I. L. Baruch, Herzliya , 46323
   Citizen: Israeli

- Member of the Executive Committee
- Is not a director representing the public.
- As at September 1, 1999 was also appointed as Director, in addition to his function as CEO, a position he holds since May 2, 1999.
  Started work in the Company in April 1995 as Vice President Finance, on November 15, 1998 was appointed as Deputy Managing Director. In addition serves as the Chairman of the Board of Director in subsidiaries of the Corporation.
- Education and occupation during the past 5 years: Master of Economics and Business Administration.
- Is not related to any other interested party in the Corporation.

3. Name: **John L. Oram**
   Passport no.: 140036362
   Date of birth: 1944
   Address: 460 Park Avenue, New York, N.Y. 10022, USA
   Citizen: British

- Member of the Remuneration Committee.
- Is not a member representing the public.
- President of Parent Company - ICC Industries Inc., since 1986.
- Started servicing as Director in 1981.
- Education and occupation during the past 5 years: Economist and President of ICC Industries Inc.
- Is not related to any other interested party in the Corporation.

4. Name: **Shmuel Rotem**
   I.D. no.: 2029569
   Date of birth: 1926
   Address: 11 Hasnonit Street, Hofit 40295
   Citizen: Israeli

- Serves as director representing the public, since February 18, 1998 .
- Is not an employee of the Corporation.
- Member of the Audit Committee of the Board of Directors.
- Corporation in which he serves as a Director: American Israel Paper Mills Ltd., Ha'ogenplast, Rotem Industries Ltd. and the Technion
- Education and occupation during the past 5 years: Mechanical Engineering - Technion, CEO Paper Industries, retired, Director of various companies.
- Is not related to any other interested party in the Corporation

5. Name: **Maya Farber**
   Passport no.: 152434380 (American number)
   Date of birth: 1936
   Address: 460 Park Avenue, New York, N.Y., 10022, USA
   Citizen: American

- Is not a member of committees of the Board of Directors.
- Is not a director representing the public.
- Is not employed by the Corporation.
- Started serving as a Director since 1990.
- Education and occupation during the past 5 years: Artist.
- Her husband Dr. John Farber, is the Chairman of the Board of Directors, and a controlling shareholder in ICC Inc., which controls the Corporation.

6. Name: **Adv. Yonah Yahav**
   I.D. No: 06008346
   Date of birth: 1944
   Address: 14 Kamil Hoizmans Street, Haifa
   Citizen: Israeli

- Serves as Director representing the public since May 18, 2000.
- Is not an employee of the Corporation
- Member of the Audit Committee of the Board of Directors.
- Corporations in which he serves as a Director: Eshel Hayarden Building Promotions Ltd., Arlossorov House Ltd., Leadertech Ltd.
- Education and occupation in the last 5 years: Graduate in Law (LLB)– Hebrew University of Jerusalem, lawyer, Member of the Knesset.
- Is not related to any other interested party in the Corporation.

7. Name: **Adv. Avi Drexler**
   I.D. No: 52912102
   Date of birth: 1954
   Address: 3 Tidhar Str., Ramat Gan
   Citizen: Israeli

- Serves as Director since September 9, 2001.
- Is not an employee of the Corporation
- Member of the Audit Committee of the Board of Directors.
- Corporations in which he serves as a Director: None
- Education and occupation in the last 5 years: Graduate in Law (LLB) – Bar-Ilan University, lawyer, Political Science and Criminology - Bar-Ilan University. General Manager of Israel Land Administration, Lecturer at the Interdisciplinary Center in Herzelia.
- Is not related to any other interested party in the Corporation.

Regulation 26 a :

Senior officeholders in the Corporation on the date of report

1. Name: **Oded Isvoranu**
   I.D. no: 28683142
   Date of birth: 1971
   Position: VP Finance and responsible for Human Resources as of August 25, 1999

   Serves as a Director in subsidiaries of the Company.
   Is not related to any senior officer or interested party in the Company.
   Education and occupation in the last 5 years: Graduate in economics and business administration, started work in the Company in August 1995 as an economist and on January,1 1999 was appointed financial manager of the Company.

2. Name: **Amihi Zaider**
   I.D. no: 053522147
   Date of birth: 1967
   Position: Business Manager

   Does not fill a position in any subsidiary of the Corporation or an interested party in it.
   Is not related to any senior officer or interested party in the Company.
   Education and occupation in the last 5 years: Chemical Engineer – Technion, Production Manager in the Company, Engineer of PVC-3 facility.
   Started work in the Company – February 1994.

3. Name: **Dov Gadot**
   I.D. no: 003830056
   Date of birth: 1942
   Position: Internal Auditor since March 4, 2001

   Serves as Internal Auditor in Frutarom Industries Ltd. which is a related company.
   Is not related to any senior officer or interested party in the Company.
   Education and occupation in the last 5 years: CPA, internal auditor in Corporations.

4. Name: **Adv. Yair Kohavi**
   I.D. no: 058017575
   Date of birth: 1963
   Position: Secretary of the Company and Internal Legal Counsel since June 1, 1998

   Serves as a Director in a subsidiary of the Company.
   Is not related to any senior officer or interested party in the Company.
   Education and main occupation during the past 5 years: Graduated in Economics and in Law (LLB) – Haifa University.
   Worked as a lawyer in the legal office - Hartaby – Borenstein –Basson Law Office.

Regulation 27 –

The Corporations' auditors

The Corporation's auditors are H. Millner & Co., 5 Bank Str., Haifa.

Regulation 28 –

Changes in the Articles of Association

On August 30, 2001, an Extraordinary General Meeting of the Company's shareholders approved the amendment of para. 102 of the Company's Articles of Association, to be read as follows:

Signatory rights

"Signatory rights, in the Company's name or on its behalf, will be determined from time to time by the Board of Directors in a resolution and/or resolutions, which will be approved by an ordinary majority.
In the absence of such resolution, as above mentioned, the signature of two Directors, accompanied by the Company's stamp or Company's printed full name, will obligate the Company for all purposes."

Date: March 4, 2002

Electrochemical Industries (1952) Ltd.

Name of signatory: Advocate Yair Kohavi **Position**: Corporate Secretary

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

Directors Report

for the year ended December 31, 2001

The following is the summary of the consolidated financial results in NIS Thousands :

	Year Ended 31.12.00	January March 2001	April June 2001	July September 2001	October December 2001	Total December 31 2001	Total December 31 2000
		New Israel Shekel Thousand					US $ Thousand
Sales	673,047	140,089	105,640	101,559	98,609	445,897	100,973
Gross profit	91,800	3,215	12,555	(2.288)	6,298	19,780	4,479
Operating income (loss)	4,473	(20,265)	14,268	(22,261)	(10,837)	(39,095)	(8,853)
Financing expenses	34,772	6,067	7,732	9,221	5,825	28,854	6,534
Net income (loss)	(23,503)	(18,481)	2,888	(26,028)	(12,409)	(54,030)	(12,235)

1. **Consolidated financial results for the period under review**

The financial results for the year 2001 and for the last quarter of the year were affected by the following main factors:

a. The continued recession in the markets for the Company's main product (PVC), expressed through weak products demand and low PVC price level in the Company's major markets during the period under review.
In February 02, there is a start of increasing trend in the PVC markets in Asia, U.S.A. and Europe at a rate of approx. 10%.

b. The high energy costs and raw materials (fuel and ethylene) prices, during most of the period under review, where slight decline in the cost of some other raw materials such as imported EDC (intermediate material) did not compensate for the decline in PVC prices in the Company's markets.

c. The output level of the plants for intermediate products and of the PVC plant was very negatively affected during the second and third quarters by running-in processes of the third cracker installed in order to expand production capacity in the VCM plant and by process failures in some of the other production systems in the VCM plant.

The Company submitted a claim for compensation for part of the above failures to its insurers. The financial statements for the period under review include actual payments made by the insurers and provisions for approved payments due, in the total sum of NIS 800 thousand (US$ 181 thousand).

d. The volume of sales and profitability in the downstream product subsidiaries in the field of pipe and profiles (Pipe UK, MT-2000 and Palkar) were adversely affected during the period under review by overall recession and particular slowdown in the infrastructure, and light construction industries, both in Israel and the U.K.

e. The financial results during the period under review were affected by capital gains of NIS 17,792 thousand (US$ 4,029 thousand), (NIS 11,168 thousand (US$ 2,529 thousand) after tax), resulting from the sale of the Company's holdings in a joint venture in the U.K. engaged in the production and marketing of downstream products (see paragraph 3 below).

2. <u>The Company's measures to improve liquidity and financial status</u>

a. As a result of the prolonged crisis in the PVC sector, the Company suffered substantial losses in 2001. It has a deficit in working capital of NIS 76,383 thousand. (US$ 17.297 thousand). The Management is of the opinion that these measures are applicable and will provide sufficient financial resources to meet the Company's liabilities. These steps include:

- Obtaining additional agreements from the banks regarding the postponement of repayment of long-term loans in the second half of 2002.
- Crystallizing settlements to change the terms of the loans (mainly due dates) with the institutional bondholders (see para b. below).
- Realizing the loan agreement from the State of Israel to the Company in the amount of US$ 4,750 thousand which was signed on February 17, 2002.
- Obtaining the agreement of the Workers Committee regarding reduction of wage components.
- The sale of all or part of the holdings of EIF Trading in the U.K. downstream operations.
- The sale of additional fixed assets owned by the Company (see paragraph d below).

b. Delay in the repayment of the principal to the institutional bondholder - On December 13, 2001, the Company published an immediate report announcing that it is negotiating with the non-marketable bondholders regarding a change in the terms of the loans, mainly the timing of future repayments of principal.

The Company has been paying the bondholders since the beginning of December 2001, current interest accruing to their credit plus only 20% of the of principal due each payment date.

The delay in payments and dates of repayments of the balance of 80% of the principal; compensation to the bondholders for the delay in these payments; and amendment to the Company's financial rations, to which the company is obliged in respect to the original loans provided to the company, are issues included in the framework of negotiations that the Company is conducting with the bondholders.

The Company's management believes that an agreement with most of the bondholders will be achieved in the coming months.

c. **Government loan**

On February 17, 2002, an agreement was signed for a loan by the State of Israel to the Company, of an amount of up to NIS 21,000 thousand (US$ 4,755 thousand). The loan is linked to the Consumer Price Index and bears an annual interest rate of 5%, with a repayment period of five years.

According to Government requirements, the Company's controlling shareholder, ICC Industries Inc. ("ICC") guaranteed a percentage of the loan. The Company undertook in the loan agreement to employ at least 200 people for a period of three years and took on additional obligations until the repayment of the loan.

Upon signature of loan agreement the sum of NIS 7 M was transferred to the company, out of the total loan.

d. **Sale of real estate**

1. On October 25, 2001, a contract was signed for the sale of a parcel of 2500 square meters owned by the Company in Carmiel, which was leased to a third party, in consideration of US$ 620 thousand, of which sum the Company has to date received US $ 570 thousand .

2. On January 23, 2002, the Company signed an agreement with a group of entrepreneurs which had submitted a tender to the State of Israel for sea water desalination, for the use of a three-meter-wide corridor on the Company's site, and a pumping station (a total area of approximately 2300 square meters) subject to the entrepreneur group winning the tender. The consideration that the Company will receive is US$ 500 thousand.

3. The Company and the Israel Electric Corporation have been in contact relating to the acquisition of a plot of land in the southern region of the

Company's Acco site which is not used for the Company's operations. The Israel Electric Corporation intends to set up, on the land to be acquired, a project for the production of energy. In the framework of the initial discussions, the scope of production services which will be rendered by EIL to the project, in the stages of construction and operation, is also being reviewed.

These discussions are in the preliminary stage.

3. **Condensed description of the Company and its business environment**

3.1 **Description of the Company's operations**

The Company's operations are carried out in its plant in Acco and through subsidiaries in Europe for the marketing of PVC, and by its holding company, EIF Trading (1971) Ltd. which holds subsidiary companies both in Israel and abroad for the production of downstream products in which PVC is used as the main raw material.

The following are the Company's main products:

PVC products - The Company's main product is PVC which is sold in local and export markets to the plastic products industries.

Other chemical Products- In the Company's plant, additional chemical products are manufactured such as caustic soda, caustic potash, javel (sodium hypochlorite), hydrochloric acid and hydrogen which are used as raw materials for various industries. These products are manufactured through integration with the manufacture of chlorine, which is also produced by the Company.

3.2 **Operations in the field of downstream products (final products from PVC)**

a. The sale of the Company's holdings in Palmar, DRE and DPL

Further to the Company's notice of June 14, 2001 on the sale of its holdings in Palmar, DRE and DPL, to the Palram Group on June 29, 2001, agreements were signed between EIF Trading Ltd. and the Palram Group which were completed in September 2001, after obtaining the required approvals.

Consideration received for the Company's holdings totaled US$ 3,750 thousand for DPL, US$ 300 thousand for DRE and US $ 2,200 thousand for Palmar respectively.

b. EIF Trading

The Company's operations are held by EIF Trading (1971) Ltd. (hereinafter "EIF Trading"), in the field of downstream products, producing pipe and profiles from PVC, accomplished sales for the year 2001 of NIS 71,464 thousand (US$ 16,183 thousand) and a gross profit of NIS 9,472 thousand (US$ 2,145 thousand).

In view of the transaction mentioned in paragrafh 2a. above, the Company ceased to consolidate the balance sheets of the companies sold in its statements, as from July 1, 2001.

The current total production capacity of the Company's downstream plants is about 20,000 tons per year.

To save on substantial fixed costs and achieve optimum operation efficiency, the profile manufacturing operations of MT-2000 were relocated to the site of the subsidiary Pipe UK in January, 2002. The site is located in the industrial area of Newton Aycliff in County Durham in northeastern England.

The following are details of the operations of the subsidiaries wholly owned by EIF Trading, operating in the field of downstream products.

c. **Durham Plastic Ltd.** (hereinafter "DPL") a company registered in the U.K. in which the Company held until June 30, 2001 (through EIF Trading) 51% of the share capital and 74% of the voting rights. The balance of the capital and control were held by Palram Ltd., a member of the Paltov Ltd. Group. DPL has a plant in the U.K. for the manufacture of PVC sheets.

DPL's sales turnover reached NIS 14,423 thousand (US$ 3,266 thousand) during January - March 2001, compared to NIS 15,372 thousand (US$ 3,418 thousand) during the equivalent period in the previous year.

In accordance with a contract signed in June 29, 2001, the Company's holdings in DPL and DRE (which owns land on which DPL operates), and Palmar, which is the distributor and marketer of DPL products, were transferred to the Palram Group.

DPL results ceased to be incorporated in the consolidated statements of the company as from the second half of 2001.

d. **Pipe UK Ltd.** (hereinafter "Pipe U.K."). acompany registered and operating in the U.K., has a plant for the manufacture of plastic pipes of various types and diameters. The main raw material is PVC.

In 2001, there was a decrease in sales to NIS 27,075 thousand (US$ 6,131 thousand) compared to sales of NIS 30,073 thousand (US$ 6,810 thousand) during the same period in the previous year.

During 2001, Pipe UK faced a recession in sales in the sector of telecommunication pipes. To be able to meet future increased demand in various pipes, Pipe UK installed an additional production line which brought its production capacity to about 12,000 tons. In addition, Pipe UK started to develop their position in the market of PVC compounds to be sold to other pipe producers. In 2001, the Company sold 1,327 tons of compound material.

In January 2002, the operations of MT-2000 (see paragraph 3.2 below) were relocated to a site adjacent to the site in which Pipe UK operates. As a result of the physical proximity between the two operations, savins in operating and administrative expenses of the two companies will be achieved.

c. **Palkar Ltd.**

50% of Palkar Ltd. shares (hereinafter: "Palkar") are owned by EIL Plastic Industries Ltd., which is a wholly owned subsidiary of EIF Trading.

Palkar is a private company engaged in the production and marketing of PVC products for the light construction industry and for the home, garden and teaching aid accessories markets. Palkar's plant is located in an area leased from Kibbutz Kfar Ruppin, which is the holder of the remaining shares in Palkar.

Sales turnover of this subsidiary reached NIS 37,200 thousand (US$ 8,424 thousand) in 2001, compared to NIS 44,028 thousand (US$ 9,970 thousand) in 2000.

In 2001, Palkar suffered the effects of the economic recession in Israel, US and Europe, which adversely affected demand for light construction and garden products. Nevertheless, during 2001, Palkar underwent a process of efficiency measures and a reduction in the number of personnel, and concurrently expanded its production capacity for the storage products sector.

f. **MT-2000 (Extrusions)Ltd.**

MT-2000 (Extrusions) Ltd. (hereinafter "MT") is a company registered in the U.K. wholly owned by EIL Plastic Industries Ltd. ("EIP") (a wholly owned subsidiary of EIF Trading).

MT is a private company located in northeastern England which is engaged mainly in the production of PVC products such as rigid and flexible profiles for the building market and with emphasis on window frames, with a production capacity of about 4,000 tons per year.

In 2001, MT recorded sales of NIS 15,041 thousand (US$ 3,406 thousand).

In 2001 MT was affected by the recession in the U.K. in particular and Europe in general which resulted in reduced demands by its major customer. The Company has drastically reduced the volume of fixed costs and the number of employees.

In January 2002, the operations of MT 2000 were relocated to an area leased and bordering the site in which Pipe UK operates.

3.3 Production of the Company's facilities in Acco

Most of the Company's production systems are integrated with each other, and therefore, the production capacity of one plant affects the output of the other plant. The Company's facilities operate continuously, apart from times of maintenance work, breakdowns, planned stoppages or interruption in the supply of essential raw materials.

The principal products manufactured at the Acco plant are as follows:

The PVC Plant

The manufacture of PVC in the major plant was expanded to the present production capacity of about 150,000 tons per year. Apart from expansion of the production capacity in the facility, technological improvements were introduced which improved the quality of production and diversified the range of PVC grades.

The VCM Plant

VCM is used as a raw material in the production of PVC. The production of VCM uses EDC manufactured in the plant and imported EDC in the quantities required to supplement the quantities of EDC manufactured by the Company.

In 2001, a third cracker was operated in the Monomer, plant which enabled flexibility in the operation of the plant and an increase in production capacity.

The electrolysis plant

The main products manufactured in this plant are chlorine, caustic soda, and caustic potash. A large part of the chlorine is used as raw material for the production of an interim product – EDC - while a smaller amount is used for the production of Javel (sodium hydrochloride) and hydrochloric acid. The remaining chlorine is marketed in containers, mainly in the local market.

During the years 1998 – 2001, the Company doubled its production capacity of caustic potash, which increased its production flexibility and responded to the large potential demand in the local market.

The EDC Plants

This plant is used for the production of EDC, an intermediate product for the manufacture of VCM (see below), through the use of chlorine produced by electrolysis together with ethylene supplied to the Company by Carmel Olefin Ltd. ("CAOL").

During the period under review, the acquisition of chlorine continued on the basis of a long-term agreement with the Magnesium Dead Sea Company Ltd. The cost of producing EDC from purchased chlorine is lower than the cost of purchasing EDC.

3.4 **The main raw materials used in the Company's production process**

The main raw materials are:

Ethylene - Ethylene is supplied to the Company by Carmel Olefins Ltd. ("CAOL") which is a subsidiary of the Oil Refineries Ltd. ("OR") and the Israel Petrochemical Enterprises. Ethylene is a crucial raw material for the operation of the Company, and CAOL is the sole manufacturer and importer in Israel of this raw material. The Company consumes about 50,000 tons of ethylene per year, which is supplied to it solely by CAOL.

EDC - Most of the EDC required by the Company is manufactured in its facilities. The balance of the required quantity is imported from abroad, mainly from Europe, through ICC Handels A.G. (the parent company) and other suppliers.

VCM - The Company manufacturers VCM from the materials specified above. It obeains any additional quantity it needs beyond its production capaciy through importaion, mainly from Europe. Purchases are made through its parent company, ICC Industries Inc. and other suppliers.

Electricity - The Company consumes considerable quantities of electricity in its plant in Acco. The electricity is supplied mainly through the national grid of the Israel Electric Corporation Ltd. and the balance is manufactured in-house through a power station in the Acco plant.

Fuel products The main fuel material which the Company consumes is fuel oil, which is purchased from local fuel companies.

Salt and potash These materials are purchased from the Dead Sea Works and are the main raw materials used in the electrolysis plant.

Water - Mekorot supplies the plant water of drinking quality through the Acco municipality.
Cooling water is supplied from wells of brackish water located within the plant's site.

3.5 **The market, the sales and the marketing**

The Company's business environment is affected by global business and local economic conditions.

The main use of PVC in the plastic industries is for infrastructure and building purposes. Therefore, there is a strong correlation between the rates of increase and growth of the global economy and the level of world demand for PVC. Fluctuations in world demand (supply and demand) for PVC products cause strong fluctuations in the price of PVC.

The price of PVC is determined in each of the target markets by the local currency, mainly European currencies. In the local market, the price of PVC is linked to the rate of the U.S. dollar. As the financial statements of the Company are adjusted to the rate of the U.S. dollar, there is an effect on the strengthening or weakening of various currencies vis-a-vis the U.S. dollar on the Company's profitability.

The Company's profitability is characterized by a level of contribution to cover fixed costs received from the production of the various products and mainly PVC. Contribution means sales price, less variable expenses (comprised mainly of raw materials and energy costs packaging and freight, for one production unit). Contribution is subject to fluctuations both due to price changes in the Company's products and changes in raw material and energy costs, which are affected both by international prices and from the strengthening or weakening of various currencies.

The Company's sales are carried out, as is usual in these markets, generally without long-term supply contracts. Prices to customers abroad are generally determined separately for eich transaction, according to market conditions in the target country at the time of the sale.

In 2001, the freeze of operations in the building, paving and light construction branches in Israel continued, and as a result, no increase was noted in the consumption of PVC in the local market.

The Company's marketing organization abroad includes marketing subsidiaries, marketing through agents, and direct sales by the Company's sales department in Israel.

2001 was characterized by a weakening in PVC demand in the U.S., Asia and Europe. This was mainly due to the global economic recession and the battle for market share between PVC manufacturers (mainly in Europe). As a result of these trends, over the year, prices were very low in the Company's markets. In view of the low price levels and aggressive marketing by global manufacturers, the volume of PVC imported to Israel during the period under review increased to about 25% of the market.

Investigation regarding the sale of PVC under alleged dumping conditions in Turkey

In November 2001, the Company received notification from the Turkish Ministry of Trade and Commerce regarding the import of PVC manufactured by the Company into Turkey, claiming that the sales were carried out at dumping prices, compared to sales prices in Israel.

An antidumping case as concurrently also filed against many other countries, including the U.S., Italy, Belgium, Germany, Hungary, etc.

The Company's export to Turkey is about 18,000 - 25,000 tons per year (which is approximately 15% of the Company's production in 2001).

The Company submitted its response to the investigation plus arguments against imposition of a dumping levy during the months of December 2001 and January 2002.

In the Company's opinion, the imposition of a dumping surcharge on sales to Turkey is not justified and is likely to worsen financial results due to less worthwhile alternative markets as a result of transport costs which would require payment of higher transportation costs.

3.6. **The effects of external factors**

a. **The supply of ethylene**

Ethylene is the Company's main raw material from which it manufactures EDC used for the production of VCM, from which PVC is manufactured.

CAOL, which manufactures and imports ethylene, is the sole supplier of ethylene to the Company, and a declared monopole for the supply of ethylene in Israel, inspite of the fact that the main production quantities of the ethylene plant in CAOL is used for its own consumption. The Company is the main external customer of CAOL (the annual quantity of ethylene that the Company consumes today and which is supplied by CAOL is about 51,000 tons). The limited quantity of ethylene supplied by CAOL and the lack of the ability to competitively import ethylene independently, together with a limited production of chlorine, result in the

Company's need for the supply of imported intermediate products – mainly EDC and VCM.

Further to previous agreements between the Company and CAOL which started in 1976 (and prior to that with the Oil Refineries), in June 1996 the Company entered an agreement with CAOL for a period of 10 years, from May 1, 1996 until April 30, 2006. During the period of this agreement and subject to the conditions detailed in it, CAOL undertook to supply the Company with an annual quantity of up to 42,000 tons of ethylene in more or less equal monthly quantities.

During the period up to October 31, 1999, CAOL supplied ethylene at local production prices, while after that period CAOL supplied the ethylene partly at import prices in Accordance with the above agreement.

The cost to the Company of ethylene supplied and manufactured by CAOL is calculated through a price formula based on the prevailing international prices.
The cost of supplying ethylene to the Company from imports made by CAOL is based on CAOL's cost plus a fixed margin.

As a result of the expansion of production capacity for the intermediate products (EDC and VCM) at the Acco site, and in view of the acquisitions of chlorine from the Magnesium Dead Sea Works Ltd. the Company required additional ethylene. On June 29, 1999, the Company signed an agreement with CAOL in accordance with which the quantities of ethylene supplied to the Company would increase as of July 1999 by about 6,000 tons per year. On May 18, 2000, an additional agreement was signed to increase the quantity of ethylene supplied to the Company as of June 2000 by about an additional 3,000 tons per year. In total, the annual supply of ethylene reached 51,000 tons.

On April 18, 2001 the Company filed a claim against CAOL in the Haifa District Court for compensation for damages resulting from the interruptions in the supply of ethylene by CAOL to the Company in 1999 and 2000, amounts over and above the amounts that the Company received from its insurers for those events.

The amount of the claim totaled NIS 30,000 thousand (US$ 6,793 thousand).

A statement of defense was filed by CAOL and a statement of response was submitted by the Company. The court acceded to the Company's request to add as an additional defendant Siemens, the manufacturer of the turbine for the ethylene facility at the CAOL plant. Since no response has been received from Siemens and no defense statement was filed on time, the Company filed a request for court decision in the absence of statement of defense. No hearing has yet taken place on this file.

On April 22, 2001, the Company approached CAOL with a demand to repay amounts exceeding NIS 5,500 thousand (US$ 1,245 million) (including accrued interest) collected by CAOL from the Company between the years 1997 and 2001, for ethylene prices which exceeded the maximum prices set by the Controller of Prices. When CAOL did not respond to this demand, the Company set-off this amount from a payment made on May 2, 2001. On June 24, 2001, this amount was deposited, as a result of negotiations with CAOL, in a trust Account until the dispute is settled.

On September 13, 2001, a statement of claim was filed by CAOL against the Company, the main points being the demand to repay the NIS 5,500 thousand (US$ 1,245 thousand) setoff by the Company as mentioned above. On November 26, 2001, the Company filed a statement of defense and a counterclaim, the main points being the demands to repay amounts paid over and above the control price between the years 1993-1996, which totaled, including accrued interest, NIS 15,500 thousand (US$ 3,510 thousand) (in addition to the amount of NIS 5,500 thousand (US$ 1,245 thousand) set-off as mentioned above).

CAOL filed a statement of response to this and a counterclaim. No hearings have yet taken place in this proceeding.

No amounts regarding these claims of the Company against CAOL have been included in the Company's financial statements.

b. **Ecology**

The Company is subject to the supervision of government controlfactors including the Ministry of the Environment, in matters pertaining to ecology and safeguarding the environment. The Company implemented several measures and invested funds over recent years in order to comply with the standards and demands of the authorities. As a result of these improvements, the Company was found by the Israel Standards Institution to be in compliance with ISO 14001 environmental standards. During 2000, the Company signed with the Ministry of the Environment a ten year investment plan for ecological improvements in the Company's facilities. The investment of the total plan over a ten-year period is about US$ 6,000 thousand.

In 2001, the Company continued to carry out elements of this plan, with close cooperation with the divisions of the Ministry of the Environment.

c. **Prices of the Company's products**

As of February 20, 2000, control in the local market of the various PVC prices was completely cancelled, and after February 15, 1999 control of caustic soda, Javel and chlorine prices was also cancelled. Today, a control of hydrogen and chlorine in certain packages only remains. These are not a significant part of the Company's total sales.

The Company is the sole PVC producer in Israel and therefore it has been declared a monopoly in this field. However, it is exposed to competition due to free imports as a result of the cancellation of protective tariffs on the import of PVC from 1996.

d. **Financing expenses**

In 2001, the Company reduced its financing expenses compared to the same period in the previous year. The reduction resulted from a sharp drop in variable dollar interest rates (the Libor interest rates on the U.S. dollar for six months) and from the devaluation which occurred in the fourth quarter in the rates of exchange of the NIS compared to the U.S. dollar, which resulted in the erosion in the liability of shekels and short-term and long-term index links.

e. **Exposure to market risks and the methods of their management**

General

The Company as a part of its current operations in the local market and in international trading is exposed to market risks resulting from changes in market prices for the Company's products, the prices of raw materials and energy and the rate of exchange as well as rates of interest and inflation.

The Company's strategy to manage risks is by consolidated management of the parent company and its subsidiaries.

The responsibility for managing market risks is in the hands of the Company's C.F.O., Mr. Oded Isvoranu.

Rates of exchange risk

The main currency of the Company's operations is the U.S. dollar. The exposure of the Company to changes in the rate of exchange results from the surplus of liabilities over assets in another currency, mainly the euro and the pound sterling.

The exposure is measured by way of the exposure of the balance sheet of the Company each month. Hedging due to the exposure is mainly hedging by way of balancing and should there be a surplus of assets or liabilities in any currency, hedging options against exposure are purchased.

The cost of this hedging in 2001 was NIS 128 thousand (US$ 29 thousand).

Interest and inflation risks

The Company has liabilities which bear variable libor interest in various currencies, and liabilities linked to the Consumer Price Index.

The Company does not utilize a means of hedging against these risks, as in the Company's opinion, the possible loss from such risk, taking into Account the cost of the hedging instruments, is not significant to the Company's results of operations.

Changes in selling prices and price of raw materials

There is a certain positive coefficient between changes in prices of raw materials and finished goods of the Company, which moderate the risk of changes inherent in each of these changes themselves. The Company does not have the financial means to hedge against changes in prices of raw materials and/or selling prices of the product that the Company sells.

There is no trading in future transactions neither for the main inputs nor for the Company's products.

4. LIQUIDITY AND FINANCIAL CONDITION

a. **Net cash used for operating activities and investments**

The surplus cash flows from operating activities in 2001 reached NIS 27,737 thousand, (US$ 6,281 thousand), compared to a surplus of NIS 26,231 thousand (US$ 5,940 thousand) for the same period last year.

In the fourth quarter of 2001, the surplus of cash flows reached NIS 13,080 thousand (US$ 2,962 thousand).

The surplus of operating cash flows was affected mainly by:

(1) The extension of the credit terms for the acquisition of raw materials through the controlling shareholder ICC Handels A.G. The balance of the framework for the acquisition of raw materials provided by ICC Handels A.G. for the Company on December 31, 2001 stood at approximately NIS 54,736 thousand (US$ 12,395 thousand).

Part of this balance of NIS 24,730 thousand (US$ 5,600 thousand) was converted to long-term loans subordinate to Israeli bank credit.

(2) Receipt of advances from customers for the main PVC product and from the main customer in the field of inorganic products.

Net payments for such investments reached NIS 39,452 thousand (US$ 8,934 thousand) compared to NIS 85,569 thousand (US$ 19,377 thousand) during the corresponding period last year.

b. **Net cash used for financing activities**

Financing the cash needs in 2001 was based on:

(1) Completing the transaction of the sale of U.K. companies: DPL, Palmar and DRE, totaling NIS 27,600 thousand (US$ 6,250 thousand).

(2) Long-term loans provided to the Company and its subsidiaries by the banks in Israel and abroad, (mainly rolling-over of repayment of loans which were due during the period under review), in an amount of NIS 42,323 thousand (US$ 9,584 thousand).

(3) The use of financial balances of the Company totaling NIS 21,126 thousand. (US$ 4,784 thousand).

(4). The Company has long-term loans received in the years 1995 and 1996 from three banks in Israel. At the time of obtaining these loans, the Company undertook to comply with certain financial ratios which were updated during the years 1999, 2000 and on September 30, 2001, compared to the original conditions in the agreements with the financing banks.

In February 2002 the financing banks agreed to changes in part of the financial ratios for December 31, 2001.

c. The following are balances of short-term and long-term deposits and the investments in marketable securities:

	December 31, 2001	December 31, 2001	December 31, 2000	December 31, 1999
	in US$ thousands	in NIS thousands		
Short-term credit and loans from banks	19,562	86,386	103,785	113,836
Long-term loans from banks and others	53,930	238,155	246,479	146,911
Total credit and loans from banks	73,492	324,541	350,264	260,747
Bonds and convertible bonds	30,203	133,376	164,160	178,711
Total short and long-term credit	103,695	457,917	514,424	439,458
Cash, deposits and investments in marketable securities	7,215	31,861	88,166	90,343
Total net financial liabilities, net	**96,480**	**426,056**	**426,258**	**349,115**

In 2001, the average level of credit from suppliers was NIS 181,776 thousand (US$ 41,163 thousand) (which comprises credit of 157 days), while the average credit to customers was NIS 107,543 thousand (US$ 24,353 thousand) (which comprises credit of 87 days).

5. APPROVED INVESTMENTS PLAN

On May 18, 1998, the Executive Committee of the Investment Center approved an investment plan to increase output and to make production more efficient in the Company's intermediate product facilities and PVC facility of NIS 54,000 thousand (US$ 12,228 thousand). The date for its implementation was extended to May 18, 2002, with possibility of an additional extension. Implementation of the investment in Accordance with the approved plan and complying with the conditions of the deed of approval, entitle the Company to a grant of 10% of its investments. Moreover, implementation of the approved plan will give the Company tax benefits pursuant to section 74 of the Law for the Encouragement of Capital Investments on income resulting from this plan. The Company meets the conditions of the approval deed, including conditions to increase shareholders equity included in it.

6. **INVESTMENTS IN FIXED ASSETS**

The main investments carried out in 2001 were:

The VCM Plant - Investments in the production capacity increased by way of relieving bottlenecks in the production process, through installation of an additional cracking unit facility and complementary auxiliary systems.

Total investments in the plant in 2001 reached NIS 31,786 thousand (US$ 7,198 thousand) in 2001.

The PVC Plant - In 2001, the Company invested in modifications to expand the facility. These modifications enabled quality improvement as well as diversification of PVC grades.

Total investment in the plant reached NIS 14,798 thousand (US$ 3,351 thousand) in 2001.

The electrolysis facilities -

In 2001, the Company invested in an addition in this plant (mainly for the purpose of increasing the production capacity of caustic potash), and the replacement of electrolysis cells with improved cells with better technology and better effects on the environment.

The total investment in this facility reached NIS 9,366 thousand (US$ 2.121 thousand).

7. **THE EFFICIENCY PLAN**

The Company continued in 2001 to implement an efficiency plan. The framework of which the number of employees at the site in Acco was cut back and the cost of wages of the remaining employees was reduced.

8. RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

8.1 General

The business results for the year ended December 31, 2001 reflect the trend of weakening demand and decline in prices in the markets of the Company's main product (PVC), the sharp increase in the costs of energy and ethylene during the year, and the levels of output of the plant in Acco and the efficiency measures implemented by Management.

8.2 Review of the results of the last quarter of 2001

The business results in the last quarter of 2001 were affected by the erosion in selling prices of PVC in the second half of the quarter, and the decline in prices of the main inputs (fuel and ethylene).

In the fourth quarter, the Company produced at full designed production capacity in all of its plants.

The following is a comparison between quarters of average PVC prices, as published in western Europe.

	2000	2001			
	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
PVC Euro/ton	753	644	719	558	564

The following is a comparison between quarters of prices of the main raw materials:

	2000	2001			
	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Imported EDC $/ton	264	221	227	144	113
Ethylene Euro/ton (contract price western Europe)	705	665	640	608	553
Fuel $/ton	193	157	150	144	130

The erosion of PVC selling prices during 2001 and partial adjustment in the prices of ethylene and the cost of energy to the Company resulted in a decline in marginal gains from the sale of PVC.

In the fourth quarter of 2001, low financing expenses were recorded of NIS 5,825 thousand (US$ 1,319 thousand) compared to the first three quarters of the year which totaled NIS 23,029 thousand (US$ 5,215 thousand). This was mainly due to the devaluation in the rate of exchange of the NIS which took place in December 2001.

Financial results for the last quarter of year include revenues from the Company's claim for compensation from its insurance totaling NIS 2,937 thousand (US$ 665 thousand).

The provision for taxes were reduced in the fourth quarter in an amount of NIS 1,740 thousand (US$ 394 thousand) for recording a deferred tax asset due to an accumulated loss in 2001 in the subsidiaries Pipe UK and MT-2000 in the U.K.

8.3 **General review of the results for 2001**

The following is a summary of the consolidated financial results (in NIS thousands):

	2001	2000	Percentage change 2001/2000
Sales	445,897	673,047	(33.75)
Gross profit	19,780	91,800	(78.45)
Operating income	(39,095)	4,473	
Financing expenses	28,854	34,772	(17.02)
Net income (loss)	(54,030)	(23,503)	129.89

The following are the major factors which influenced the financial results of 2001:

a. The selling price of PVC declined sharply as of the fourth quarter of 2000 and their level in December 2001 in western Europe reached Euro 530, compared to Euro 753 in December 2000.

b. The cost of ethylene and energy maintained their high level over the first nine months of 2001 and only the costs of imported EDC eroded during the second half of the year. During the first quarter of 2002, there were further declines in ethylene prices.

8.4 **Comparison of results of 2001 compared to 2000**

Sales in 2001 reached NIS 445,897 thousand (US$ 100,973 thousand) compared to sales in 2000 of NIS 673,047 thousand (US$ 152,411 thousand), which shows a decrease of about 34%. The decrease relates to selling prices and quantities as well as to the sales of DPL – the prerofmance which ceased to be recorded in the consolidated statements of the Company as from the second half of 2001, which influenced the yearly results.

Sales in the local market in 2001 totaled NIS 202,416 thousand (US$ 45,837 thousand) compared to NIS 265,057 thousand (US$ 60,022 thousand) in the previous year, while exports and sales abroad in 2001 totaled NIS 243,481 thousand (US$ 55,136 thousand) compared to NIS 407,990 thousand (US$ 92,389 thousand) in the previous year.

The quantity of PVC sold in 2001 was 125.000 tons, compared to 142.6 thousand tons in the previous year.

The level of operations of the subsidiary Pipe U.K. was adversely affected in 2001 due to a drop in demand for pipes for the communications branch. Sales turnover reached NIS 27,075 thousand (US$ 6,131 thousand) compared to NIS 30,073 thousand (US$ 6,810 thousand) in 2000, with a decline in gross profits which totaled 8.1% in 2001 compared to 14.3% in 2000.

Sales turnover of Palkar in 2001 declined to NIS 37,200 thousand (US$ 8,424 thousand) compared to turnover of NIS 44,028 thousand (US$ 9,970 thousand) in 2000, a decline attributed mainly to the recession in the light construction industry in Israel.

The gross profit achieved was 17.0% in 2001, compared to 25.2% in 2000.

Sales turnover of MT in 2001 was NIS 15,041 thousand (US$ 3,406 thousand).

The following are the comparative prices of PVC and the main raw materials:

	Average price	
	2001	2000
	US$ / Ton	
Sale price of:		
PVC	540	759
Cost of raw materials:		
Ethylene	528	573
Imported EDC	168	376
Fuel	145	172
Imported VCM	445	661

Gross profit as a percentage of sales declined to 4.4 % in 2001, compared to 13.6% in 2000.

The business results in 2001 include one-time revenues of NIS 22,398 thousand (US$ 5,072 thousand) for an insurance claim, the sale of holdings in downstream products and the sale of real estate and a one-time expense of NIS 2,305 thousand (US$ 522 thousand) for the retirement of employees and future retirement of employees. The effects after tax of the revenues less non-recurring expenses reached approximately NIS 12,871 thousand (US$ 2,915 thousand).

8.5 Financing expenses

Net financing expenses for 2001 totaled NIS 28,854 thousand (US$ 6,534 thousand), compared to NIS 34,772 thousand (US$ 7,874 thousand), in the previous year. The sharp decrease in financing expenses result mainly from the sharp decline in variable dollar interest.

In 2001 financing expenses of NIS 4,570 thousand (US$ 1,035 thousand) were capitalized to fixed assets for credits which financed investments in process, compared to NIS 3,427 thousand (US$ 776 thousand) in 2000.

8.6 Taxes on income

During the period under review, the Company accumulated a loss for tax purposes and as a result tax revenues with a net total of NIS 14,220 thousand (US$ 3,220 thousand) were recorded, including current tax expense of subsidiaries totaling NIS 552 thousand (US$ 125 thousand).

8.7 Net Profit (Loss)

In view of the aforesaid, the net loss for 2001 reached NIS 54,030 thousand (US$ 12,235 thousand) compared to a net loss of NIS 23,503 thousand (US$ 5,322 thousand) in 2000.

Net loss per share (not diluted) in 2001 totaled NIS 1.28 (US$ 0.29) compared to a net loss per share of NIS 0.56 (US$ 0.13) in 2000.

Dr. John J. Farber
Chairman of the Board

Amir Endvelt
Managing Director & CEO

March 4, 2002.

H. MILLNER & Co.
Certified Public Accountants (Isr.)

AUDITORS' REPORT

TO THE SHAREHOLDERS OF

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

We have audited the accompanying consolidated balance sheets of ELECTROCHEMICAL INDUSTRIES (1952) LTD. ("the Company") and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets constituting approximately 11% and 15% of total consolidated assets at December 31, 2001 and 2000, respectively, and whose sales constitute approximately 29%, 35% and 33% of total consolidated sales for each of the years ended December 31, 2001, 2000 and 1999, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports have been furnished to us and our opinion insofar as it relates to the amounts included for such consolidated subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors, provide a reasonable basis for our opinion. The financial statements have been prepared in New Israel Shekel remeasured in terms of U.S.Dollars, in compliance with opinions of the Institute of Certified Public Accountants in Israel.

In our opinion, based upon our audits and the reports of the other auditors referred to above, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period then ended, in conformity with accounting principles generally accepted in Israel. The accounting principles as applicable to these financial statements are practically identical, in all material respects, to generally accepted accounting principles in the United States. A reconciliation of income and shareholders' equity presented under Israeli GAAP and under U.S. GAAP is included in Note 26. Also, in our opinion, the above financial statements comply with the requirements of the Securities (Preparation of Annual Financial Statements) Regulation, 1993.

H. Millner & Co.
H. MILLNER & CO.
Certified Public Accountants (Isr.)

Haifa, March 4, 2002

41

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED BALANCE SHEETS
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

		DECEMBER 31,		
		2001	2001	2000
	NOTE	$ '000 NOTE 2.1.5	N.I.S. '000	
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents		1,077	4,756	25,883
Investments in quoted securities and deposits	3	6,138	27,105	59,943
Receivables –				
Trade	4	18,938	83,630	126,536
Other	5	5,411	23,895	30,086
Inventories	6	18,556	81,943	109,689
Total current assets		50,120	221,329	352,137
LONG TERM DEPOSITS AND NON CURRENT RECEIVABLES	7	585	2,583	6,394
PROPERTY, PLANT AND EQUIPMENT	8			
Cost, net of accumulated depreciation		114,229	504,436	491,426
DEFERRED EXPENSES AND INTANGIBLE ASSETS	9	9,599	42,389	48,903
		174,533	**770,737**	**898,860**

CONSOLIDATED BALANCE SHEETS - continued

	NOTE	DECEMBER 31, 2001 $ '000 NOTE 2.1.5	2001 N.I.S. '000	2000 N.I.S. '000
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short term loans from banks	10	19,562	86,384	103,785
Current maturities of long term debt	12	13,309	58,773	63,294
Creditors and accruals	11	34,546	152,554	167,447
Total current liabilities		67,417	297,711	334,526
LONG TERM LIABILITIES				
Long term debt	12	67,877	299,744	319,399
Debentures	13	5,566	24,581	37,715
Convertible debentures	14	4,050	17,885	20,821
Subordinated loan – parent company	15	5,726	25,286	-
Deferred income taxes	16	415	1,833	16,600
Employee rights upon retirement	17	369	1,630	4,769
Total long term liabilities		84,003	370,959	399,304
MINORITY INTERESTS		324	1,431	10,364
SHAREHOLDERS' EQUITY				
Share capital and capital reserve		52,569	232,145	232,145
Accumulated loss		(29,780)	(131,509)	(77,479)
Balance of shareholders' equity		22,789	100,636	154,666
COMMITMENTS AND CONTINGENT LIABILITIES	21			
		174,533	770,737	898,860

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

Dr. John J. Farber
Chairman of the Board

Amir Endvelt
Managing Director & CEO

THE CONSOLIDATED FINANCIAL STATEMENTS WERE APPROVED BY THE BOARD OF DIRECTORS ON March 4, 2002

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENTS OF INCOME
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	NOTE	2001	2001	2000	1999
		YEAR ENDED DECEMBER 31,			
		$ '000 NOTE 2.1.5	N.I.S. '000		
Sales	18.1	100,973	445,897	673,047	510,968
Cost of sales	18.2	96,494	426,118	581,246	420,615
Gross profit		4,479	19,779	91,801	90,353
Operating expenses –					
Selling and marketing	18.3	9,622	42,490	51,839	41,330
General and administrative	18.4	6,036	26,655	26,849	24,112
		15,658	69,145	78,688	65,442
(Loss) income before other income		(11,179)	(49,366)	13,113	24,911
Other income (expenses) net	18.5	2,296	10,139	(8,638)	3,661
(Loss) income before financial expenses		(8,883)	(39,227)	4,475	28,572
Financial expenses, net	18.6	(6,534)	(28,854)	(34,772)	(20,006)
(Loss) income before taxes on income		(15,417)	(68,081)	(30,297)	8,566
Taxes on income – 2001 and 2000 - tax benefit	19	3,250	14,351	7,627	(3,774)
(Loss) income before minority interest		(12,167)	(53,730)	(22,670)	4,792
Minority interests		(66)	(291)	(799)	(1,356)
Earnings (losses) of an affiliated company		(2)	(9)	(30)	18
Net (loss) income for the year		(12,235)	(54,030)	(23,499)	3,454
		DOLLAR	N.I.S.		
Basic earnings (loss) per N.I.S.. 1 n.v. share	2.9	(0.29)	(1.28)	(0.55)	0.03

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	SHARE CAPITAL (including premium and capital reserve)	RETAINED EARNINGS (LOSS)	SHAREHOLDERS' EQUITY
		N.I.S. '000	
Balance at January 1, 1999	202,181	(57,434)	144,747
Conversion of –			
Convertible capital note	12,897	-	12,897
Non marketable debentures	4,997	-	4,997
Net profit 1999	-	3,454	3,454
Balance at January 1, 2000	220,075	(53,980)	166,095
Conversion of non marketable debentures	12,070	-	12,070
Net loss 2000	-	(23,499)	(23,499)
Balance at January 1, 2001	232,145	(77,479)	154,666
Net loss 2001	-	(54,030)	(54,030)
Balance at December 31, 2001	232,145	(131,509)	100,636
		$'0 00 - note 2.1.5	
Balance at January 1, 2001	52,569	(17,545)	35,024
Net Loss 2001	-	(12,235)	(12,235)
Balance at December 31, 2001	52,569	(29,780)	22,789

Allotment of non marketable options

In May, 2000 the Company allotted to ICC Handels AG. (parent) 3 million options exercisable during two years as of date of allotment into 3 million shares of the Company at a conversion price of 95% of the average price of the share on the Tel Aviv Stock Exchange during the last 90 days preceding their exercise but not less than N.I.S. 5.7 per share.

		DECEMBER 31, 2001	DECEMBER 31, 2000
		N.I.S. '000	
STATUTORY SHARE CAPITAL			
Ordinary shares N.I.S..1 par value -	Authorized	60,000	60,000
Issued and paid up		45,152	42,152

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ADJUSTED FOR CHANGES IN THE U.S. DOLLAR RATE OF EXCHANGE

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 2.1.5		N.I.S. '000	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	(12,235)	(54,030)	(23,499)	3,454
Adjustments to reconcile net (loss) income to net cash provided by operating activities	18,615	82,204	49,732	30,230
Net cash provided by operating activities	6,380	28,174	26,233	33,684
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of assets of companies on first consolidation	-	-	(9,450)	-
Purchase of fixed assets	(16,169)	(71,403)	(87,498)	(62,867)
Investment grant received	331	1,462	1,625	1,718
Proceeds from sale of fixed assets	6,905	30,491	305	3,556
Net decrease(increase)in quoted securities, deposits and receivables	7,648	33,773	1,493	24,384
Payments for deferred expenses	(374)	(1,652)	(14,644)	(18,790)
Net cash used for investing activities	(1,659)	(7,329)	(108,169)	(51,999)
CASH FLOWS FOR FINANCING ACTIVITIES				
Purchase of debentures of the Company	-	-	-	(18)
Long term debt received and issuance of convertible debentures	9,584	42,322	160,225	64,625
Repayment of long term debt	(15,385)	(67,937)	(67,216)	(40,800)
Net (decrease) increase in short term bank credit	(3,547)	(15,664)	(15,191)	2,058
Share of minority shareholder in dividend paid, net	(157)	(693)	-	(4,804)
Net cash for financing activities	(9,505)	(41,972)	77,818	21,061
Net (decrease) increase in cash and cash equivalents	(4,784)	(21,127)	(4,118)	2,746
Cash and cash equivalents beginning of year	5,861	25,883	30,001	27,255
Cash balance and cash equivalents end of year	1,077	4,756	25,883	30,001

Transactions not affecting cash flows as at December 31, 2001

[1] A supplier's credit for N.I.S.'000 8,832 (Dollars '000 2,000) converted into a long term credit.

[2] Long term supplier's credit for N.I.S.'000 25,286 (Dollars '000 5,726) from parent company has been converted into a subordinated loan (Note 15).

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

CONSOLIDATED STATEMENTS OF CASH FLOWS – continued

	YEAR ENDED DECEMBER 31,			
	2001	2001	2000	1999
	$ '000 NOTE 2.1.5	N.I.S. '000		
ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES				
(Income) expenses not involving cash flows -				
Depreciation and amortization	6,534	28,854	29,733	25,450
Participation in (profits) losses of subsidiary and affiliated company	2	9	30	(18)
Minority interest in profits of subsidiaries	66	291	799	1,356
Increase(decrease)in deferred taxes, net	(3,375)	(14,903)	(9,043)	2,265
Increase(decrease) in accrued employee rights upon retirement	(711)	(3,140)	(455)	4,769
Profit from sale of fixed assets and investments	(3,811)	(16,829)	(13)	(3,034)
Exchange differences and linkage increments on long term debt	(1,642)	(7,251)	(158)	.(649)
Exchange differences and linkage increments on deposits and receivables	136	601	(229)	(31)
Decrease (increase) in value of quoted securities	182	804	11	(2,499)
CHANGES IN CERTAIN ASSETS AND LIABILITIES				
Decrease (increase) in trade receivables	6,068	26,796	13,703	(24,045)
Decrease (increase) in other receivables	1,621	7,158	(3,957)	(11,562)
Decrease (increase) in inventories	6,398	28,253	(15,107)	(835)
Increase in creditors and accruals	7,147	31,561	34,418	39,063
	18,615	82,204	49,732	30,230

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

By: /s/ Yair Kohavi
Yair Kohavi, Adv.
Corporate Secretary

Date: March 4, 2002